The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

12/3/25

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We made it SOEZ! Simplify your Solana exposure with our latest crypto exchange traded product (ETP). Learn more about Franklin Solana ETF: https://www.franklintempleton.com/investments/options/exchange-traded-funds/products/47315/SINGLCLASS/franklin-solana-etf/SOEZ

View prospectus: franklintempleton.com/tools-and-resources/lit-preview/47315/SINGLCLASS/franklin-solana-etf/SOEZ#prospectus

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FRANKLIN TEMPLETON



Solana

One of the fastest growing blockchain platforms, known for its high transaction speeds and robust ecosystem

Here are some reasons to invest in Solana’s native currency, SOL, **through our ETP SOEZ.**

Simplified Access

Convenient and cost-effective, lowers the barrier of entry into the crypto market through a vehicle that can sit within a traditional brokerage account.

Yield Potential

Seeks to Stake up to

100%

of the fund's Solana on the network. The fund receives staking rewards in the form of Solana tokens, which may be treated as income.

*Staking means committing cryptocurrency to help run a blockchain, allowing rewards in return. By staking it's Solana, the fund receives rewards in Solana tokens through a provider that manages the staking process.

Credible Oversight

Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.

All investments involve risks, including possible loss of principal. Staking activity comes with a risk of loss of Solana tokens, including in the form of "slashing" penalties. Additionally, as part of the "activating" and "deactivating" or "cooling down" processes of Solana staking, any staked Solana tokens will be inaccessible for a period of time determined by a range of factors, resulting in certain potential liquidity risks.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act) and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. The Fund holds only SOL and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan. An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the SOL held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of SOL, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Please refer to the fund's product webpage for more information on the investment risks of this ETP.
Your clients should carefully consider a fund's investment goals, risks, charges and expenses before investing. Download a prospectus, which contains this and other information. Your clients should carefully read a prospectus before they invest or send money.